UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

Cybex International, Inc.

(Name of the Issuer)

Cybex International, Inc. UM Holdings, Ltd. CYB Merger Corp. John Aglialoro Joan Carter

(Names of Persons Filing Statement)

Common stock, par value $0.10 per share

(Title of Class of Securities)

23252E 10 6

(CUSIP Number of Class of Securities)

Cybex International, Inc. 10 Trotter Drive Medway, MA 02053 (508) 533-4300	Mr. John Aglialoro UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lowenstein Sandler P.C. 65 Livingston Avenue Roseland, NJ 07068 Attn: Peter H. Ehrenberg, Esquire (973) 597-2500	Archer & Greiner, P.C. One Centennial Square 33 East Euclid Avenue Haddonfield, NJ 08033 Attn: James Carll, Esquire (856) 795-2121

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$22,929,150	$3,130

*	The filing fee of $3,130 was determined by multiplying .00013640 by the aggregate merger consideration of $22,929,150. The aggregate merger consideration was calculated based on the sum of (i) 8,699,381 outstanding shares of Common Stock as of November 5, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $2.55 per share and (ii) 503,125 shares of Common Stock underlying outstanding options and warrants as of November 5, 2012 to be cancelled pursuant to the merger multiplied by the merger consideration of $2.55 per share, minus the exercise price of such options or warrants.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,130

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Cybex International, Inc.

Date Filed: November 6, 2012

Introduction

This Amendment No. 4 (the “Final Amendment”) to Schedule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Cybex International, Inc. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $0.10 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) UM Holdings, Ltd. (“Parent”), a New Jersey corporation; (iii) CYB Merger Corp., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) John Aglialoro (“Mr. Aglialoro”), and (v) Joan Carter (“Ms. Carter”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 17, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, UM Holdings, Ltd., and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing its corporate existence under New York law as the surviving corporation in the Merger.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information concerning the Company contained in this Amendment No. 4 to Schedule 13E-3 and the Proxy Statement was supplied by the Company, and the information concerning each other Filing Person contained in this Amendment No. 4 to Schedule 13E-3 and the Proxy Statement has been supplied by each such Filing Person.

Item 15.	Additional Information

On February 6, 2013, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to adopt the Merger Agreement.

On February 7, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of New York, pursuant to which the Merger became effective. Upon effectiveness of the Merger, each issued and outstanding share of Common Stock, other than shares owned by Parent, its subsidiaries, Mr. Aglialoro and Ms. Carter, converted into the right to receive $2.55 in cash, without interest and less any required withholding taxes.

As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Market prior to the opening of trading on February 8, 2013 and became eligible for delisting from the NASDAQ Global Market and termination of registration pursuant to Rules 12(g)-4(a)(1) and 12(h)-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Exchange Act.

Item 16.	Exhibits

(a) (1) Not applicable.

(a) (2)(i) Definitive Proxy Statement of Cybex International, Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 28, 2012) (the “Proxy Statement”).

(a) (2)(ii) Amended Form of Proxy Card – previously filed.

(a) (2)(iii) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (2)(iv) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (3) Press Release dated October 17, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2012 and incorporated herein by reference).

(b) (1) Loan Commitment, dated November 26, 2012, between Cybex International, Inc. and RBS Citizens, N.A. – previously filed.

(b) (2) Mezzanine Loan Commitment, dated November 29, 2012, between Cybex International, Inc. and Massachusetts Capital Resource Company – previously filed.

(c) (1) Opinion, dated October 17, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(3) Preliminary Presentation, dated September 27, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(4) Special Committee Update, dated June 28, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(d) (1) Agreement and Plan of Merger, dated as of October 17, 2012, between the Company, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Holders of Cybex Common Stock do not have appraisal rights in connection with the merger.

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2013

CYBEX INTERNATIONAL, INC.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

UM HOLDINGS, LTD.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

CYB MERGER CORP.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	President

/s/ John Aglialoro
JOHN AGLIALORO

/s/ Joan Carter
JOAN CARTER

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